June 27, 2016

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.

Registration Statement on Form S-1

Filed May 13, 2016

Amendment No. 1 to Registration Statement on Form S-1

Filed May 16, 2016

File No. 333-211377

Loan Lauren P. Nguyen

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the Registration Statement on Form S-1 (Form No. 333-211377) (the “Registration Statement”) relating to the proposed offering of the Company’s common stock. The Company has revised the Registration Statement to reflect the changes in response to the comment letter dated June 9, 2016 of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) and oral comments from the Staff and certain other updates with respect to the Company and the offering, previously provided to the Staff via correspondence letters dated June 13, 2016 and June 15, 2016, as well as changes relating to the reduction of the offering size from 25,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), of the Company to 15,000,000 shares of Common Stock (excluding the underwriters’ option to purchase additional shares).

Please do not hesitate to contact me at (212) 455-3352 or Sung Bum Cho at (212) 455-2226 with any questions you may have regarding this filing.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach